FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 001-12440

Enersis Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Press Release

Enersis Américas and Enersis Chile Announce Revised Record Date for Spin-Off of Enersis Chile

SANTIAGO, CHILE, April 15, 2016 ─ ENERSIS AMÉRICAS S.A. (NYSE: ENI) and ENERSIS CHILE S.A. today announced that in connection with the spin-off by Enersis Américas of Enersis Chile (the “Spin-off”), the record date for determining the holders of Enersis Américas common stock entitled to receive one share of Enersis Chile common stock for each share of Enersis Américas common stock held has been revised to April 20, 2016 from the previously announced date of April 14, 2016.  The record date for determining the holders of American Depositary Shares (“ADSs”) of Enersis Américas entitled to receive one ADS of Enersis Chile for each ADS of Enersis Américas held remains at April 14, 2016.  The previously announced distribution dates of April 21, 2016 for shares of Enersis Chile common stock and April 26, 2016 for Enersis Chile ADSs remain unchanged.

On April 13, 2016, Enersis Chile’s registration with the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros, or the “SVS”) was approved and subsequently, Enersis Chile received approval to list its shares of common stock on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Electronic Stock Exchange in Chile.  The distribution of Enersis Chile common stock and ADSs are subject to the satisfaction or waiver of certain conditions described in the Enersis Chile registration statement on Form 20-F (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission.]

There is currently no market for Enersis Chile common stock. The New York Stock Exchange (NYSE) has authorized the listing of Enersis Chile ADSs under the symbol ‘ENIC,’ subject to official notice of distribution.

The Registration Statement filed with the SEC contains information about Enersis Chile and its businesses, details regarding the distribution of Enersis Chile ADSs and other important information. The Registration Statement is available on the SEC’s website at www.sec.gov (http://www.sec.gov/).

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the completion of the Spin-Off, timing of trading on the NYSE, Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange, conditions to the distribution, and statements about the objectives of the Spin-off, Enersis Chile's strategy and other non-historical matters. These statements are based on management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause the actual results to differ materially from those indicated in our forward-looking statements. Such risks include a failure to successfully separate Enersis Chile from Enersis Américas, the satisfaction of conditions of the Spin-off, the ability of the businesses of Enersis Américas and Enersis Chile to continue to grow and develop according to their business development plans, trends in the industries in which the businesses of Enersis Américas and Enersis Chile operate, customer demand, the competitive landscape in which the businesses of Enersis Américas and Enersis Chile operate, changes in regulation applicable to the businesses of Enersis Américas and Enersis Chile, competition risk, regulatory risk, financial markets risk, operational risks, and other risks and factors, including those set forth under the heading “Risk Factors” in Enersis Chile’s Registration Statement. Except as required by law, Enersis Américas and Enersis Chile undertake no obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

For further information, please contact us:

Investor Relations Department e-mail: ir.enersis@enel.com Phone: +56 22353 4682 Address: Santa Rosa 76, Santiago, Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: April 15, 2016